STRATA OIL AND GAS INC.
                          918 16th Avenue NW, Suite 408
                        Calgary, Alberta, Canada, T2M O3K

                            MANAGEMENT PROXY CIRCULAR
                  (AS OF APRIL 17, 2006 UNLESS OTHERWISE NOTED)


                       MANAGEMENT SOLICITATION OF PROXIES

This Management Proxy Circular is furnished to you in connection with the solicitation of proxies by management of Strata Oil and Gas Inc. ("we", "us" or the "Company") for use at the special meeting (the "Meeting") of shareholders of the Company to be held on May 9, 2006, and at any adjournment of the Meeting. The Company will conduct its solicitation by mail and our officers, directors and employees may, without receiving special compensation, contact shareholders by telephone, electronic means or other personal contact. We will not specifically engage employees or soliciting agents to solicit proxies. We do not reimburse shareholders, nominees or agents (including brokers holding shares on behalf of clients) for their costs of obtaining authorization from their principals to sign forms of proxy. We will pay the expenses of this solicitation.


                           APPOINTMENT OF PROXY HOLDER

The persons named as proxy holders in the enclosed form of proxy are the Company's directors or officers. As a shareholder, you have the right to appoint a person (who need not be a shareholder) in place of the persons named in the form of proxy to attend and act on your behalf at the Meeting. To exercise this right, you must either insert the name of your representative in the blank space provided in the form of proxy and strike out the other names or complete and deliver another appropriate form of proxy.

A proxy will not be valid unless it is dated and signed by you or your attorney duly authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the corporation.


                                 VOTING BY PROXY

The persons named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions, provided your instructions are clear. If you have specified a choice on any matter to be acted on at the Meeting, your shares will be voted or withheld from voting accordingly. If you do not specify a choice or where you specify both choices for any matter to be acted on, your shares will be voted in favour of all matters.

The enclosed form of proxy gives the persons named as proxy holders discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting. As of the date of this Management Proxy Circular, our management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting. However, if any amendment, variation or other matter properly comes before the Meeting, the persons named in the form of proxy intend to vote on such other business in accordance with their judgment.

You may indicate the manner in which the persons named in the enclosed proxy are to vote on any matter by marking an "X" in the appropriate space. If you wish to give the persons named in the proxy a discretionary authority on any matter described in the proxy, then you should leave the space blank. In that case, the proxy holders nominated by management will vote the shares represented by your proxy in accordance with their judgment.


                                 RETURN OF PROXY

You must deliver the completed form of proxy to the Company's head office at the address listed on the cover page of this Management Proxy Circular, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the scheduled time of the Meeting or any adjournment.


                               REVOCATION OF PROXY

If you are a registered shareholder who has returned a proxy, you may revoke your proxy at any time before it is exercised. In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either: (a) signing a proxy bearing a later date; or (b) signing a written notice of revocation in the same manner as the form of proxy is required to be signed as set out in the notes to the proxy.

The later proxy or the notice of revocation must be delivered to the Company's head office at any time up to and including the last business day before the scheduled time of the Meeting or any adjournment, or to the Chairman of the Meeting on the day of the Meeting or any adjournment.


                    VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of common shares, of which 11,652,972 common shares are issued and outstanding as of April 12, 2006. The Company is also authorized to issue an unlimited number of preferred shares, of which none have been issued as of April 12, 2006.

Persons who are registered shareholders at the close of business on April 12, 2006 will be entitled to receive notice of, attend, and vote at the Meeting. On a show of hands, every shareholder and proxy holder will have one vote and, on a poll, every shareholder present in person or represented by proxy will have one vote for each share. The approval of the Share Split (as defined below) will require the affirmative vote of at least two-thirds (66%) of the outstanding common shares present or represented and entitled to vote at the Meeting.


To the knowledge of our directors and senior officers, there are no persons who beneficially own, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of all voting rights as of April 12, 2006.




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                      PARTICULARS OF MATTERS TO BE ACTED ON

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in accordance with their best judgement on that matter.


                                   SHARE SPLIT

Our Board of Directors has determined that it is in our best interests to split the current issued and outstanding share capital of the Company on a two (2) to one (1) basis or alternatively on a three (3) to one (1) basis or alternatively on a four (4) to one (1) basis (the "Share Split"). The definitive Share Split ratio will be determined by the management based on a review of market liquidity and trading volumes at the time the split is effected.

All of the 11,652,972 issued and outstanding shares in the Company will be split. The new post split issued and outstanding capital of the Company would be as follows:

o assuming split on a two (2) to one (1) ratio: 23,305,944 issued and outstanding shares;

o assuming a split on a three (3) to one (1) ratio: 34,958,916 issued and outstanding shares; and

o assuming a split on a four (4) to one (1) ratio: 46,611,888 issued and outstanding shares.

There are no material differences between the pre-split shares and the post-split shares.

REASONS FOR THE SHARE SPLIT

Based on the Company's current stage of development management are of the view that the Share Split will provide a greater number of shares available for trading in the public float, as well as provide a trading price range. Management believe this will assist in providing additional liquidity, and generally a more efficient market, for the Company's stock. The Company's stock has been trading for the past three months in the following range:

------------------------ --------------------------- ------------------------
MONTH                                HI                       LOW
------------------------ --------------------------- ------------------------
January                             $2.41                    $1.81
------------------------ --------------------------- ------------------------
February                            $2.43                    $1.76
------------------------ --------------------------- ------------------------
March                               $2.50                    $1.77
------------------------ --------------------------- ------------------------
April 1- April 13                   $4.09                    $2.39
------------------------ --------------------------- ------------------------



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APPROVAL SOUGHT

 Pursuant to section 173(1)(f) of the CANADA BUSINESS CORPORATIONS ACT, the share split will require approval by a two-thirds majority of the shares properly voted at the Meeting. Accordingly shareholders are asked to approve the following three special resolutions:

         1. "BE IT RESOLVED BY SPECIAL RESOLUTION THAT the split of the Company's current issued and outstanding capital at the ratio of 2 for 1 be approved, and the directors be authorized to take all necessary action to effect the share split and the directors be further authorized to not proceed with the share split in their discretion."

         2. "BE IT RESOLVED BY SPECIAL RESOLUTION THAT the split of the Company's current issued and outstanding capital at the ratio of 3 for 1 be approved, and the directors be authorized to take all necessary action to effect the share split and the directors be further authorized to not proceed with the share split in their discretion."

         3. "BE IT RESOLVED BY SPECIAL RESOLUTION THAT the split of the Company's current issued and outstanding capital at the ratio of 4 for 1 be approved, and the directors be authorized to take all necessary action to effect the share split and the directors be further authorized to not proceed with the share split in their discretion."

                                 OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at the Meeting. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.

                    BY THE ORDER OF THE BOARD OF DIRECTORS OF

                             STRATA OIL AND GAS INC.


                                             On behalf of the Board of Directors

                                              /s/ "MANNY DHINSA"
                                              Manny Dhinsa
                                              Director